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                            January 27, 2021

       Yee Phong Thian
       Chairman, President and Chief Executive Officer
       RBB Bancorp
       1055 Wilshire Blvd.
       12th Floor
       Los Angeles, CA 90017

                                                        Re: RBB Bancorp
                                                            Registration
Statement on Form S-3
                                                            Filed January 21,
2021
                                                            File No. 333-252299

       Dear Mr. Thian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance